Filed by Expedia, Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Expedia, Inc.

Commission File No. 333-175828

Subject Company: TripAdvisor, Inc.

Commission File No. 333-175828-01

The following press release was issued by TripAdvisor LLC on September 19, 2011.

***

                CONTACT:

                Justin Drake

                (617) 670-6759

                 jdrake@tripadvisor.com

TRIPADVISOR HITS 50 MILLION UNIQUE

MONTHLY VISITORS

Twice the Population of Texas Now Visits The

World’s Largest Travel Site

NEWTON, Mass. — September 15, 2011 — TripAdvisor®, already the world’s largest travel site*, today announced that it is the first stand-alone travel brand to reach the milestone of 50 million unique monthly visitors, according to worldwide traffic data from comScore. Based on comScore data, TripAdvisor has experienced a 22 percent increase in traffic year-over-year from July 2010 to July 2011. TripAdvisor has also seen tremendous growth internationally with sites now available in 30 countries.

Over the past 11 years, TripAdvisor has established itself as the world’s most popular destination for travel planning. At its heart, TripAdvisor offers travelers more than 50 million reviews and opinions of hotels, restaurants and attractions. In addition, TripAdvisor is a vast resource for candid traveler photos, with over seven million photos of hotels, restaurants and attractions from around the world.

Always looking for ways to help travelers get the most of out of their travel experience, TripAdvisor now features more than half a million ‘Room Tips,’ a feature launched in March that gives travelers advice on getting the best possible room in a particular hotel. Travelers can also easily access member profiles and review histories, providing a wealth of content and information so they can make an educated decision, based on the opinions of many, before choosing somewhere that is right for them.

Among its other benefits, TripAdvisor also offers an award-winning flight meta-search engine, vacation rental listings from around the globe, bustling travel forums, and a suite of mobile apps available for the iPhone, Android, Nokia, Palm and Windows Phone 7 smartphones and the iPad.

“We’re grateful for our active and loyal user base, which is now more than 50 million travelers strong worldwide,” said Steve Kaufer, founder and CEO of TripAdvisor. “It’s a testament to our continued belief in the value and usefulness of user generated content and TripAdvisor being the go-to source of information when planning a trip.”

According to a recent PhoCusWright study commissioned by TripAdvisor, 98 percent of respondents said they have found TripAdvisor hotel reviews to be accurate of the actual experience, with 69 percent stating the reviews to be highly or extremely accurate. TripAdvisor also recently announced another exciting milestone, reaching 50 million reviews and opinions contributed by travelers around the globe.

To learn more about some of the world’s top TripAdvisor contributors, visit http://www.tripadvisor.com/TAOffer-a_wid.TopReviewersLander.

About TripAdvisor

TripAdvisor® is the world’s largest travel site, enabling travelers to plan and have the perfect trip. TripAdvisor offers trusted advice from real travelers and a wide variety of travel choices and planning features (including Flights search, TripAdvisor Mobile and Instant Personalization) with seamless links to booking tools.

TripAdvisor® Media Group, operated by TripAdvisor LLC, attracts more than 65 million unique monthly visitors* across 19 popular travel brands**. TripAdvisor-branded sites make up the largest travel community in the world, with more than 50 million unique monthly visitors***, 20 million members, and over 50 million reviews and opinions. The sites operate in 30 countries worldwide****, including China under daodao.com. TripAdvisor also operates TripAdvisor for Business, a dedicated division that provides the tourism industry access to TripAdvisor’s millions of monthly visitors. The division includes Business Listings, which allows hoteliers to connect directly to millions of researching travelers, and Vacation Rentals, which helps property managers and individual home owners list their properties and showcase hotel alternatives.

TripAdvisor Media Group websites have been recognized as top travel resources in 2010 by Condé Nast Traveller, Good Housekeeping, TIME magazine and Travel + Leisure.

TripAdvisor Media Group generated $486 million in revenue in 2010. TripAdvisor and the sites comprising the TripAdvisor Media Group are operating companies of Expedia, Inc. (NASDAQ: EXPE).

TripAdvisor and the TripAdvisor logo are trademarks or registered trademarks of TripAdvisor LLC in the U.S. and/or other countries. All other trademarks are the property of their respective owners.

©2011 TripAdvisor LLC. All rights reserved.

*	Source: comScore Media Metrix for TripAdvisor Media Group Sites, Worldwide, July 2011
**	In addition to TripAdvisor, The TripAdvisor Media Group of websites includes: www.airfarewatchdog.com, www.bookingbuddy.com, www.cruisecritic.com, www.everytrail.com, www.familyvacationcritic.com, www.flipkey.com, www.holidaylettings.co.uk, www.holidaywatchdog.com, www.independenttraveler.com, www.onetime.com, www.seatguru.com, www.sniqueaway.com, www.smartertravel.com, www.travel-library.com, www.travelpod.com, www.virtualtourist.com, www.whereivebeen.com, and www.kuxun.cn.

***	Source: comScore Media Metrix for TripAdvisor Sites, Worldwide, July 2011
****	TripAdvisor sites operate in 30 countries worldwide: www.tripadvisor.com, www.tripadvisor.co.uk, www.tripadvisor.ca, www.tripadvisor.it, www.tripadvisor.es, www.tripadvisor.de, www.tripadvisor.fr, www.tripadvisor.jp, www.daodao.com, www.tripadvisor.in, www.tripadvisor.se, www.tripadvisor.nl, www.tripadvisor.com.br, www.tripadvisor.com.tr, www.tripadvisor.dk, www.tripadvisor.com.mx, www.tripadvisor.ie, www.tripadvisor.com.au, www.tripadvisor.com.sg, www.tripadvisor.co.kr, no.tripadvisor.com, pl.tripadvisor.com, th.tripadvisor.com, www.tripadvisor.ru, www.tripadvisor.com.gr, www.tripadvisor.co.id, www.tripadvisor.com.ar, www.tripadvisor.tw, www.tripadvisor.com.my, and www.tripadvisor.com.eg.

Additional Information about the TripAdvisor Spin-Off

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

As previously announced, Expedia intends to spin-off its TripAdvisor Media Group businesses into a separate publicly-traded company, TripAdvisor, Inc. In connection with the proposed spin-off, Expedia, Inc. and TripAdvisor, Inc. have filed a registration statement on Form S-4 that included a preliminary proxy statement for Expedia and prospectus for Expedia and TripAdvisor with the SEC. Stockholders of Expedia are urged to read the definitive proxy statement/prospectus, when it becomes available, because it will contain important information about Expedia, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the definitive proxy statement/prospectus when it becomes available by contacting Investor Relations, Expedia, 333 108th Avenue N.E., Bellevue, Washington 98004 (Telephone: (425) 679-3555). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by Expedia and TripAdvisor with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at www.sec.gov.

In addition to the proxy statement/prospectus, Expedia files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements and other information filed by Expedia at the SEC public reference room at 100 F Street NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Expedia and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of Expedia’s stockholders to approve the proposed spin-off transaction. Such individuals may have interests in the transaction as described in Expedia’s proxy statement/prospectus, including as a result of current holdings of options, restricted share units or shares of Expedia’s stock and future holdings of options, restricted share units or shares of TripAdvisor’s stock, which will be impacted in the transaction. Information regarding Expedia and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in Expedia’s preliminary proxy statement/prospectus, filed with the SEC on July 27, 2011, as amended.